SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F/A

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for description, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: Security Equity Separate Account 26

3.	Securities and Exchange Commission File No.: 811-08888

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐  Initial Application  ☒  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Metropolitan Life Insurance Company

200 Park Avenue

New York, NY 10166

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

W. Thomas Conner, Esq.

Carlton Fields

1625 I Street, NW, Suite 800

Washington, D.C. 20006

(202) 965-8139

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Metropolitan Life Insurance Company

200 Park Avenue, 4th Floor

New York, NY 10166

(917) 287-6472

8.	Classification of Fund (check only one):

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☐  Open-end  ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Not Applicable

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

MetLife Investors Distribution Company

200 Park Avenue

New York, NY 10166

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

Metropolitan Life Insurance Company

200 Park Avenue

New York, NY 10166

(b)	Trustee’s name(s) and address(es):

N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes  ☒  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes  ☒  No

If Yes, state the date on which the board vote took place:

If No, explain: The Applicant is an insurance company separate account organized as a unit investment trust, as that term is used in the Investment Company Act of 1940, with no board of directors. Management of the Depositor of the separate account, Metropolitan Life Insurance Company, has approved the submission of this application for deregistration based on a liquidation of the remaining contract in the separate account.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes  ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain: There are no remaining shareholders.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes  ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions: 05/27/2022

(b)	Were the distributions made on a basis of net assets?

☒  Yes  ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☐  Yes  ☒  No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: The separate account is a unit investment trust. All assets (units) held by the remaining contract holder were distributed to the beneficiary of the contract.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes  ☒  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes  ☐  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes  ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are any shareholders who have not received distributions in complete liquidation of their interest?

☐  Yes  ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐  Yes  ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes  ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes  ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregulation

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $5,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $1,000 - Filing initial and subsequent Form N-8F via EDGAR filing agent

(iv)	Total expenses (sum of lines (i) – (iii) above): $6,000

(b)	How were the expenses allocated?

N/A

(c)	Who paid those expenses?

The Depositor.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒  Yes  ☐  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and the date the application was filed: File number: 811-08888 filed on 6/28/2023

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes  ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes  ☒  No

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or the reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Security Equity Separate Account 26, (ii) he or she is the Vice President of Metropolitan Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his or her knowledge, information, and belief.

By: METROPOLITAN LIFE INSURANCE COMPANY

By:	/s/ Michael Schmidt
Michael Schmidt
Vice President